
Kingdom Faire

INVEST IN **MEGARA**

We are looking to build a theme park for immersive experiences outside of NYC

LEAD INVESTOR



Victor PATRICK Investor

There is strong evidence that immersive experiences are growing in demand and there are few entities focused specifically to meet that demand. Megara and its team have the unique set of skills to be successful in this endeavor. What they accomplished with Kingdom Faire is evidence of this. They responded to every obstacle with confidence, and despite the headwinds they faced, they never relented. I was one of the first investors in Megara, when Kingdom Faire was still in its early planning stages. I invested because I had confidence in the team, their combined prior experience, and their compelling vision. I believe they have the potential to truly make a difference in the entertainment industry. I had the chance to visit Kingdom Faire during their inaugural season, and was truly impressed with the level of professionalism, talent, and creativity I encountered. It was immersive, high-energy, inclusive, and unlike any event I had attended previously. In a single season, they have already built a dedicated fan base. I can only imagine what this team could accomplish with a permanent location and resources to expand. Their plans for the property go far beyond operating their flagship event, Kingdom Faire; not only do they have other events in the works to offer a range of unique events year-round, but they also have other creative uses for the property to maximize revenue, build confidence in their brand, and foster long-term stability for the business. Furthermore, from an investment perspective, I consider this a smart investment, for a few reasons. I believe the desire for unique, immersive, experiential entertainment experiences will only increase. Additionally, the Megara team has extensive experience not only in event operation and artistic production, but also in building and operating new businesses; the CEO built and operated his previous startup culminating in a successful IPO on the NASDAQ. Therefore, I not only feel confident in their ability to craft excellent artistic productions and operate them successfully, but also in their ability to pilot the company through their growth from a startup to a stable, profitable enterprise. Additionally, I am

inspired by the transparency and ethical values of Megara as a company. Their commitment to fair pay, diversity and inclusion is not merely a catchphrase. They are truly invested in changing the industry for the better by paying artists and performers and practicing conscious and inclusive hiring and casting, creating a supportive, inclusive environment where both artists and audiences of all kinds feel welcome, respected, and supported. Their operations in the New York Metropolitan area provide a strong base from which they can grow. The opportunity to build a permanent destination will allow them to accelerate their growth while continuing to deliver first-class productions to the region. I have full confidence in this team and their vision and strongly believe they are on the cusp of great success.

Invested $100,000 this round & $250,000 previously

megaraentertainment.com Elmsford NY

Entertainment | Festivals | Events | Renfaire

Highlights

1. CEO took last company to IPO on NASDAQ resulting in 15x ROI for investors.
2. Team has over 75 years of event production experience.
3. Over 5,000 Customers to Date
4. $120k Gross Revenue
5. Completed previous angel rounds

Our Team



Christopher Francia CEO

Former tech executive and TV producer. Took previous company through an IPO on the NASDAQ in 2020 resulting in a 15x ROI for investors.

A passion for the arts, specifically the live performing arts, and the financial potential of such an idea.



Frank Segro COO

Former Senior Director of Operations at Bethel Woods Center for the Arts. Oversaw events featuring legendary artists such as Elton John, The Eagles, Zac Brown Band, the Jonas Brothers, Taylor Swift, Dave Matthews Band, Lady Gaga & many more.



Tisza Evans Artistic Director

Extensive experience managing tours and road shows across the nation for Mid-Atlantic Productions, Preferred Brands International, Lighthouse Experiential Marketing, and Nevertold Productions.



Allison Rapsas Asst. Artistic Director

Professional actor, fight choreographer, writer and director, with over 15 years of entertainment experience in live, film, improv, and theatrical productions across the country.

Pitch Deck


Support a New Immersive Festival and Own a Part of Something Spectacular!
Kingdom Faire
We are Kingdom Faire, a new fantasy-themed festival and immersive storytelling experience. Our inaugural season launched to rave reviews and consistent growth. We are raising $250,000 to secure a larger, permanent location and expand our guest base with in-person and online experiences. Your investment will support our exciting new Faire and entitle you to a piece of our original fantasy world!


What we have
• A brand new festival, Kingdom Faire, which ran this spring in New York's Hudson Valley, which has received rave reviews and over 5,000 attendees.
• A kick-ass original show that extends far beyond the boundaries of the scripted acts, allowing audiences to experience an immersive, interactive theatrical event like no other.
• A completely original fantasy world, with larger-than-life characters and endless opportunities for storytelling and exploration.
• A hugely talented artistic and operational team, with a collective 75+ years of experience in live events, and an incredible cast of performers.


• A commitment to diversity and inclusion, and to paying all of our teammates a fair wage.


What People Are Saying
"KINGDOM FAIRE WAS AN AMAZING EXPERIENCE...AND THIS WAS PERHAPS THE MOST DELIGHTFUL, IMMERSIVE, INCLUSIVE EXPERIENCE I'VE EVER HAD."
- Teresa M -
"WHAT A REFRESHING TAKE ON THE RENAISSANCE/FANTASY FESTIVAL MODEL"
- Nick W -
"IT HAS THE POTENTIAL TO CHANGE RENAISSANCE STORYTELLING AND CASTING ON ITS HEAD"
- Sinead A. -
facebook.
FIVE STAR CUSTOMER RATING
"THE CAST IS INCREDIBLE, THE VIBE IS IMMERSIVE, AND THERE IS A GREAT SELECTION OF ENTERTAINERS AND VENDORS"
- Jessica J -

Content surrounding Kingdom Faire has garnered over 18 million engagements, and is rapidly growing as the event continues to generate interest and excitement from attendees. Our organic audience base has increased rapidly with little advertising spend. Instagram, TikTok and Email Signups have been our largest growth areas. The largest contingent of our audience comes from the southern New York area, encompassing New Jersey, Connecticut, and parts of Pennsylvania, comprising local residents; second-home and weekend/summer visitors; national and international leisure travelers and niche destination tourists; school group and group tour markets.

Our age and other demographics are in line with expectations, with the overwhelming majority in the 18-44 age range.


Audience & Engagement
Instagram
TikTok
Mailing List
12,500
10,000
7,500
5,000
2,500
0
December
January
February
March
April
May
Engagement
15,000,000
10,000,000
5,000,000
5,000+ Customers
Non-Binary 5%
Male 28%
Female
55-64 4%
13-17 3.7%
45-54 7.8%
35-44 16.4%
18-24 25.7%


0
December
January
February
March
April
May
67%
25-34
41%


Investment Snapshot
25%
5.86X
IRR
Based on a 6 year period of returns.
MULTIPLE
Based on a 6 year period of returns.
LASTING IMPACT
An investment in Megara is more than just financial - you will be helping to build and change an entire industry. From improving the treatment of workers to expanding our audience demographics; every dollar spent is aimed at disrupting outdated practices and revolutionizing the business model.
EXPERIENCES ARE THE FUTURE
74% of Americans prefer to spend money on experiences rather than products, we are providing a means for people to escape and enjoy a world entirely different from their normal life.

This slide contains forward-looking projections that cannot be guaranteed.


Investment Snapshot
USE OF PROCEEDS
The majority of funds will be put towards property acquisition in the form of a down payment or similar vehicle. Other uses are for the work necessary to finalize paperwork, legal fees, planning and engineering, WeFunder Fees, and other costs associated with such a large project.
PROJECT MINIMUM
WeFunder requires a minimum raise of $50,000 for a project to succeed, although we expect to raise more if we do not raise atleast this amount we will receive zero funding from WeFunder.
Working Capital Reserve 7.5%
Planning & Engineering 10%
WeFunder Fee 7.5%
Property Acquisition 75%

What You Will Get

When you invest in Kingdom Faire with WeFunder, you are not only supporting our festival and vision for the future—you will also own a small part of the world we've created. At each investment level, you will receive not only stock in our company, but a title and style that reflects your station in our world. You'll be honored on our display of Peers and Pirates and formally recognized at any event you attend. Our cast members will endeavor to address you with the formal style becoming a person of your station.

Peers

Peerages are granted in the kingdoms of Denmira, Arden, Orland, and Galdora. Your rank will be listed on the display of Peers of the Realm and recognized by the King of Arden, the Queen of Denmira, and the Royal Court at any event you attend.

Pirates

Pirate titles will be listed on the display of Most Fearsome Pirates and recognized by the pirate captains at any event you attend. For Buccaneer and Marauder tiers, in addition to your title, you may also choose honorary membership in any of our pirate crews. Dread Pirate (Terror), Scourge, and Sea Dog tiers will allow you to designate a captain of your own ship (which may be yourself). You may also ally your ship with one of our pirate crews, become a Privateer for one of the four Royal Kingdoms, or remain independent. Privateers receive Knighthood in their Kingdom and are addressed with the style Sir or Dame.


Peerages
$50,000 ("Your Highness")
The Prince/Princess of Orland or of Galdora
$10,000 ("Your Grace")
The Most Noble Duke/Duchess of Duncaster or Ostwick
$5,000 ("Your Lord/Ladyship")
The Most Honourable Marquis/Marquise of Coniston, Ilyever, Andorith
$1,000 ("Your Lord/Ladyship")
The Right Honourable Earl/Countess of Fallkirk, Orilon, Willendale
$500 ("Your Lord/Ladyship")
The Right Honourable Baron/Baroness of Tergaron, Hallbeck, Dewhurst, Yarrin
$250 ("Sir"/"Dame")
Baronet/Baronetess/Lady of Caer Oswin, Briar Grove, Frostford, Silverplunge, Mirstone, Oakheart
$100 ("Sir"/"Dame")
Knight of Denmira, Arden, Orland, or Galdora


Pirates
$50,000
Dread Pirate [Name], Terror of the Obsidian Isles or of the Ocean of Amphitrite
$10,000
Scourge of the Lioncrest Coast; Scourge of the North Sea
$5,000
Sea Dog of the Narrow Sea; Sea Dog of Morgana Bay
$1,000
Marauder of Amberhold, Navarro, Starlow Cove, Saltmark
$500
Buccaneer of Ironhaven, Haron's Peak, Wallowkill, Larnwick, Marketown, Lindow
$250
Rapscallion of the crew of the Great Pirate Queen Briganta
$100
Scallywag of the crew of Captain Bonecrusher, Sharkbait, Filet, Blackjack Jameson, or Goldtooth

Additional Perks

Invest at or above:

- **$50,000**
  Get a lifetime VIP season pass to all our events!
- **$10,000**
  Get a lifetime season pass to all our events!
- **$5,000**
  Get the chance to be a Royal/Pirate for a day join our cast and crew in your very own character!
- **$1,000**
  Get a lifetime season pass to Kingdom Faire and a meet and greet with its founders!
- **$250**
  Get 3 Single Day Flex VIP Passes

Early Bird Discount

Invest in the first $100,000 and get a 25% discount on our share price

Concept Art/Style


Tents
Vendors
Stages
Bath
Retail
4
5
Square
High St
Arena



Concept Art/Style


ROSE & Cº APOTHECARY
44
The Shambles
Souvenirs-Gifts
COFFEE
LOUNGE

FAQ

As part of the law governing crowdfunding and Wefunders policies we must hit a minimum of $50,000 for the campaign to be successful, otherwise the funds will be returned to you the investors.

If you transfer your investment, the new owner may accept your peerage or request a new peerage at equivalent rank. If your investment is transferred to multiple others, they may choose an available peerage or pirate title